UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

UNION DRILLING, INC.

(Name of Subject Company(Issuer))

FASTBALL ACQUISITION INC.

(Name of Filing Person (Offeror))

a direct, wholly owned subsidiary of

SIDEWINDER DRILLING INC.

(Name of Filing Person (Parent of Offeror))

AVISTA CAPITAL PARTNERS III, L.P.

AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

(Name of Filing Person (Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

90653P105

(CUSIP Number of Class of Securities)

Jon C. Cole Fastball Acquisition Inc. Sidewinder Drilling Inc. 952 Echo Lane, Suite 460 Houston, Texas 77024 Telephone: (832) 320-7600	Jeffrey P. Gunst Avista Capital Partners III, L.P. Avista Capital Partners (Offshore) III, L.P. 1000 Louisiana Street, Suite 3700 Houston, Texas 77002 Telephone: (713) 329-1099

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Keith R. Fullenweider

Stephen M. Gill

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$145,041,812.50	$19,784

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 21,398,534 outstanding shares of common stock, par value $0.01 per share, at an offer price of $6.50 per share. The transaction value also includes the aggregate offer price for 915,591 shares of common stock estimated to be issuable pursuant to outstanding options, which is calculated by multiplying the number of shares underlying such outstanding options multiplied by the offer price of $6.50 per share.
(2)	The amount of the filing fee is calculated in accordance with Rule 00-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00013640.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,784	Filing Party: Fastball Acquisition Inc. Sidewinder Drilling Inc.
Form or Registration No.: Schedule TO	Date Filed: October 5, 2012

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 5, 2012 (which, together with any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). The Schedule TO relates to the tender offer by Fastball Acquisition Inc., a Delaware corporation (“Purchaser”) and a direct, wholly owned subsidiary of Sidewinder Drilling Inc., a Delaware corporation (“Parent”), which is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership (“ACP III”), and Avista Capital Partners (Offshore) III, L.P., a Bermuda limited partnership (“ACP Offshore III,” and together with ACP III, the “Sponsors”), for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Union Drilling, Inc., a Delaware corporation (“Union Drilling”), at a price of $6.50 per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 5, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the “Offer.” This Amendment is being filed on behalf of Parent, Purchaser and the Sponsors.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase or in the Schedule TO.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO, which incorporated by reference certain information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals—Legal Proceedings” is hereby amended and supplemented by deleting the paragraph entitled “—Legal Proceedings” and inserting in its place the following:

“Legal Proceedings. On October 3, 2012, Van Hall, a purported stockholder of Union Drilling, filed a putative class action petition in the District Court of Tarrant County, Texas against the individual members of the Union Drilling Board, Union Drilling, Parent, and Purchaser challenging the proposed transaction (the “Hall Action”). The Hall Action is captioned Hall v. Union Drilling, Inc., Cause No. 342-262036-12 in the 342nd Judicial District Court of Tarrant County, Texas. On October 9, 2012, plaintiff Hall filed a first amended class action petition, which generally alleges, among other things, that the individual members of the Union Drilling Board breached their fiduciary duties owed to the public shareholders of Union Drilling by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of Union Drilling to its public shareholders, and that Union Drilling, Parent, and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the amended petition alleges that the proposed transaction undervalues Union Drilling, that the process leading up to the Merger Agreement was flawed, and that certain provisions of the Merger Agreement improperly favor Purchaser and impede a potential alternative transaction. The amended petition also alleges that the Schedule 14D-9 filed by Union Drilling on October 5, 2012 omits certain material information. The amended petition generally seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the proposed transaction and other forms of equitable relief. On October 11, 2012, the District Court of Tarrant County entered a Stipulated Scheduling Order, as agreed by the parties, providing for expedited discovery and briefing on plaintiff Hall’s anticipated motion to preliminarily enjoin the proposed transaction, and scheduling a hearing on that motion for October 29, 2012.

On October 12, 2012, Mukesh and Shilpa Patel, purported stockholders of Union Drilling, filed a putative class action petition in the District Court of Tarrant County, Texas against the individual members of the Union Drilling Board, Union Drilling, Parent, and Purchaser challenging the proposed transaction (the “Patel Action”). The Patel Action is captioned Patel v. Union Drilling, Inc., Cause No. 067-262208-12 in the 67th Judicial District Court of Tarrant County, Texas. The petition filed in the Patel Action is substantively identical to the amended petition filed in the Hall Action. The parties to the Patel Action and the Hall Action have agreed to file a motion to transfer the Patel Action to the 342nd Judicial District Court of Tarrant County, Texas and consolidate it with the Hall Action.

The defendants believe that these actions are meritless and intend to defend them vigorously. These summaries and descriptions are qualified in their entirety by reference to the first amended class action petition filed in the Hall Action and the class action petition filed in the Patel Action, copies of which are filed as Exhibit (a)(5)(D) and (a)(5)(E) to the Schedule TO filed with the SEC and are incorporated by reference herein.”

Item 12.	Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(D)	Amended Class Action Petition filed by Van Hall, individually and on behalf of all others similarly situated, on October 9, 2012, 342nd Judicial District Court, Tarrant County, Texas Cause No. 342-262036-12 (incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9/A filed by Union Drilling, Inc. on October 16, 2012).

(a)(5)(E)	Class Action Petition filed by Mukesh and Shilpa Patel, behalf of themselves and all others similarly situated, on October 12, 2012, 67th Judicial District Court, Tarrant County, Texas, Cause No. 067-262208-12 (incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9/A filed by Union Drilling, Inc. on October 16, 2012).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2012

SIDEWINDER DRILLING INC.

By:	/s/ Jon C. Cole
Name:	Jon C. Cole
Title:	President, Chief Executive Officer & Director

FASTBALL ACQUSITION INC.

By:	/s/ Jon C. Cole
Name:	Jon C. Cole
Title:	President & Director

AVISTA CAPITAL PARTNERS III, L.P.

By:	Avista Capital Partners III GP, LP, its General Partner

By:	/s/ Jeffrey P. Gunst
Name:	Jeffrey P. Gunst
Title:	Authorized Person

AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

By:	Avista Capital Partners III GP, LP, its General Partner

By:	/s/ Jeffrey P. Gunst
Name:	Jeffrey P. Gunst
Title:	Authorized Person

EXHIBIT INDEX

Exhibit No.		Description

(a)(1)(A)	*	Offer to Purchase, dated October 5, 2012.

(a)(1)(B)	*	Letter of Transmittal.

(a)(1)(C)	*	Notice of Guaranteed Delivery.

(a)(1)(D)	*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	*	Summary Advertisement as published in The New York Times on October 5, 2012.

(a)(5)(A)	*	Joint Press Release issued by Sidewinder Drilling Inc. and Union Drilling, Inc. on September 25, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 25, 2012).

(a)(5)(B)	*	Press Release issued by Sidewinder Drilling Inc. announcing commencement of the offer.

(a)(5)(C)	*	Petition filed by Van Hall, individually and on behalf of all others similarly situated, on October 3, 2012, District Court, Tarrant County, Texas Cause No. 342-262036-12 (incorporated by reference to Exhibit (a)(10) to the Schedule 14D-9 filed by Union Drilling, Inc. on October 5, 2012).

(a)(5)(D)		Amended Class Action Petition filed by Van Hall, individually and on behalf of all others similarly situated, on October 9, 2012, 342nd Judicial District Court, Tarrant County, Texas Cause No. 342-262036-12 (incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9/A filed by Union Drilling, Inc. on October 16, 2012).

(a)(5)(E)		Class Action Petition filed by Mukesh and Shilpa Patel, behalf of themselves and all others similarly situated, on October 12, 2012, 67th Judicial District Court, Tarrant County, Texas, Cause No. 067-262208-12 (incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9/A filed by Union Drilling, Inc. on October 16, 2012).

(b)(1)	*	Commitment Letter, dated September 24, 2012, from Jefferies Finance LLC to Sidewinder Drilling Inc.

(b)(2)	*	Commitment Letter, dated September 28, 2012, from PNC Bank, National Association to Sidewinder Drilling Inc.

(c)	*	None.

(d)(1)	*	Agreement and Plan of Merger, dated as of September 24, 2012, among Union Drilling, Inc., Sidewinder Drilling Inc. and Fastball Acquisition Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 25, 2012).

(d)(2)	*	Contribution, Non-Tender and Support Agreement, dated as of September 24, 2012, by and between Sidewinder Drilling Inc., Wolf Marine S.A., Lucky Star Ltd., Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(3)	*	Contribution, Non-Tender and Support Agreement, dated as of September 24, 2012, by and between Sidewinder Drilling Inc., Steven A. Webster, Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(4)	*	Tender and Voting Agreement, dated as of September 24, 2012, between Sidewinder Drilling Inc. and Union Drilling Company, LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(5)	*	Tender and Voting Agreement, dated as of September 24, 2012, between Sidewinder Drilling Inc. and Christopher D. Strong, Tina L. Castillo and David S. Goldberg (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(6)	*	Confidentiality Agreement, dated as of July 13, 2012, by and between Avista Capital Holdings, LP and Union Drilling, Inc.

(d)(7)	*	Exclusivity Agreement, dated as of July 15, 2012, by and between Avista Capital Holdings, LP and Union Drilling, Inc.

(e)	*	None.

(f)	*	None.

(g)	*	None.

(h)	*	None.

*	Previously Filed